Exhibit (d)(7)

Tetraphase Pharmaceuticals, Inc.

480 Arsenal Way, Suite 100

Watertown, MA 02472

June 23, 2020

Melinta Therapeutics, Inc.

44 Whippany Rd, Suite 280

Morristown, New Jersey 07960

Attention: Jennifer Sanfilippo

Re: Mutual Termination Letter Agreement under Melinta Merger Agreement

Dear Ms. Sanfilippo:

Reference is made to (i) the Agreement and Plan of Merger dated June 4, 2020 (the “Melinta Merger Agreement”), by and among Tetraphase Pharmaceuticals, Inc. (“Tetraphase”), Toronto Transaction Corp. (“Purchaser”) and Melinta Therapeutics, Inc. (“Melinta”), and (ii) the proposal from La Jolla Pharmaceutical Company (“La Jolla”) to acquire Tetraphase for $43.0 million in cash, plus an additional $16.0 million in cash potentially payable under contingent value rights to be issued in the transaction (the “La Jolla Proposal”), and accompanying agreement and plan of merger, form of contingent value rights agreement, form of support agreement and form of guarantee (collectively, the “La Jolla Agreements”), copies each of which have been made available to Melinta and Purchaser. Capitalized terms used in this letter agreement and not otherwise defined herein shall have the respective meanings ascribed to them in the Melinta Merger Agreement.

As described in the Determination Notice dated June 21, 2020 provided to Melinta and Purchaser pursuant to Section 4.4, Section 5.2 and Section 9.9 of the Melinta Merger Agreement: (i) the Company Board determined in good faith, after consultation with its outside legal counsel and independent financial advisors, that the La Jolla Proposal is a Superior Offer under the Melinta Merger Agreement; and (ii) unless Melinta proposes revisions to the terms of the Melinta Merger Agreement or makes other proposals that, if accepted (and which are not withdrawn), on or prior to 6:00 p.m. Eastern time on Friday, June 25, 2020 (the “Match Period”), such that the La Jolla Proposal would cease to constitute a Superior Offer, the Company Board intends to consider (1) effecting a Company Adverse Change in Recommendation, (2) approving the La Jolla Proposal in accordance with Section 5.2 of the Melinta Merger Agreement and (3) substantially concurrently terminating the Melinta Merger Agreement in order to accept the Amended Melinta Proposal and enter into the Melinta Agreements in compliance with Section 5.2 and Section 8.1(f) of the Melinta Merger Agreement. The Company Board understands that Melinta does not intend to propose revisions to the terms of the Melinta Merger Agreement or makes other proposals that, if accepted, would cause the La Jolla Proposal to cease to constitute a Superior Offer and has accordingly agreed to, among other things, permit Tetraphase to terminate the Melinta Merger Agreement and enter into the La Jolla Agreements prior to the expiration of the Match Period.

As a result, and in consideration of the mutual covenants and agreements set forth in this letter agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.

The Parties hereby acknowledge and agree that (a) Melinta waives compliance with the requirement of Section 5.2 of the Melinta Merger Agreement, including the requirements of the Match Period, (b) Tetraphase intends to, substantially concurrently with the execution of this letter agreement, effect a Company Adverse Change in Recommendation, approve the La Jolla Proposal, and promptly thereafter enter into the La Jolla Agreements with La Jolla and (c) Melinta and Purchaser shall, upon the occurrence of the actions described in the foregoing clause (b), in accordance with Section 1.1(e) of the Melinta Merger Agreement promptly terminate the Offer and not acquire any shares of Company Common Stock pursuant thereto, and Purchaser shall promptly return, or cause any depositary acting on behalf of Purchaser to return, all tendered shares of Company Common Stock to the tendering stockholders.

2.

Tetraphase shall pay or cause to be paid to Melinta, substantially concurrently with the execution of this letter agreement, the Termination Fee of $1,150,000, in accordance with and with the effects stated in Section 8.3(b) of the Melinta Merger Agreement, by wire transfer of immediately available funds to the account specified below:

Beneficiary Account Name

Melinta Therapeutics, Inc.

[BANK]

[BANK ADDRESS]

ABA Routing # [*******]

Account # [*******]

3.

The Parties hereby agree that, subject to the obligation of Tetraphase to pay the Termination Fee which obligation shall remain in effect until such fee is actually paid, the Melinta Merger Agreement is hereby terminated pursuant to Section 8.1(f) thereof, in accordance with and subject to Section 8.2 and Section 8.3 of the Melinta Merger Agreement. Tetraphase acknowledges that Melinta and Toronto Transaction Corp. are entering into this letter agreement in reliance upon, and conditioned upon, the execution and delivery of the La Jolla Agreements by all parties thereto in accordance with paragraph 1 above.

4.

The Parties acknowledge and agree that if the actions described in clauses (a), (b) and (c) of paragraph 1 of this letter agreement have not been consummated by 8:00 p.m., Eastern Time, on June 24, 2020, then this letter agreement shall be terminated and deemed null and void, ab initio, and of no force or effect.

5.

The Parties acknowledge that Melinta and Tetraphase previously executed a Confidentiality Agreement dated May 15, 2020 (the “Confidentiality Agreement”). Notwithstanding the termination of the Merger Agreement, the Confidentiality Agreement will continue in full force and effect in accordance with its terms.

6.

This letter agreement may only be amended, supplemented or modified by a written instrument duly executed by or on behalf of each Party hereto. The provisions of Section 9 (Miscellaneous Provisions) of the Melinta Merger Agreement shall be deemed to apply, mutatis mutandis, to this letter agreement. This letter agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Sincerely,

/s/ Maria Stahl

Maria Stahl

Chief Business Officer and General Counsel

ACKNOWLEDGED AND AGREED:

Melinta Therapeutics, Inc.

By: /s/ Jennifer Sanfilippo

Printed Name: Jennifer Sanfilippo

Title: Interim CEO

Toronto Transaction Corp.

By: /s/ Jennifer Sanfilippo

Printed Name: Jennifer Sanfilippo

Title: Interim CEO

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